[Exhibit 11]

North Fork Bancorporation, Inc.

COMPUTATION OF NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE
March 31, 2003
(Unaudited)

	Three Months Ended

	March 31, 2003	March 31, 2002

Net Income	$103,539,181	$98,299,943

Common and Common Equivalent Shares:
Weighted Average Common Shares Outstanding	153,929,220	160,310,632
Weighted Average Common Equivalent Shares	1,546,696	1,872,136

Weighted Average Common and Common Equivalent Shares	155,475,916	162,182,768

Net Income per Common Share — Basic	$0.67	$0.61
Net Income per Common and Common Equivalent Share — Diluted	$0.67	$0.61

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